[IONATRON LOGO]
                            3590 East Columbia Street
                                Tucson, AZ 85714
                            Telephone (520) 628-7415
                               FAX (520) 622-3835
                          Email: ionatron@ionatron.net


                                                              September 13, 2005


Securities and Exchange Commission
100 F Street
Washington, D.C. 20549

Attention:  Ms. Linda Cvrkel

                           Ionatron, Inc. (the "Company")
                           Form 10-K for the year ended December 31, 2004 File No. 1-14015 (the "Form 10-K")

Dear Ms. Cvrkel:

      This letter is being submitted in response to the Staff's comment letter dated August 31, 2005 to the Company's Form 10-K (the "Comment Letter"). We have numbered the responses contained herein to correspond to the comments contained in the Comment Letter.

Management's Discussion and Analysis
Results of Operations, page 12

1.    COMMENT:    Please revise to disclose results of operations for each
                  reportable segment and the company as a whole. Refer to Item
                  303(a) of Regulation S-K.

      ANSWER: The Company will provide separate line item comparisons for each reportable segment and the company as a whole, as appropriate, in future filings.

Note 1 - Summary of Significant Accounting Policies

Goodwill and Indefinite Life Intangible Assets, page F-12

2.    COMMENT:    You state that you believe that that the North Star Trade name is an indefinite life intangible asset. Supplementally advise us and expand your disclosure regarding your basis and assumptions that enabled you to reach this conclusion. As part of your response, specifically discuss your consideration of North Star's financial performance, and any assumptions used in anticipated cash flows that will result from this trade name over its indefinite life. We may have further comment upon reviewing your response.

Securities and Exchange Commission
Page 2
September 8, 2005


      ANSWER: A key factor in determining that the North Star tradename intangible asset has an indefinite life is the length of time North Star has been in business. The Company has been in business for over 15 years and has built and maintained a solid reputation in the high voltage product industry via word of mouth among its customer base.

                  In our calculation of the North Star acquisition value, the customer list proved difficult to quantify since North Star's customers are primarily derived from word of mouth and referrals from existing customers. In a sense, the value associated with potential customers is due, primarily, to the Company's good reputation, and therefore, is embodied in the tradename.

                  Management has no intention of changing the North Star core name and the good reputation of the Company was a key factor in its purchase. Ionatron has the ability to continue the business of North Star - and intends to do so.

                  The $ 603,000 value assigned to the Tradename was determined by a valuation analysis prepared by Ionatron with the assistance of outside consultants in connection with the acquisition of North Star. The value is based on a discount of projected future cash flows. North Star is a segment of Ionatron and the tradename is used in the continued promotion of North Star products.

                  The Company will include the last sentence of the third paragraph and the complete fourth paragraph above in future filings.


Note 12 - Commitments and Contingencies

3.    COMMENT:    We note that your operating leases contain escalation clauses.
                  It is not apparent from the disclosures whether the Company's policy is to straight-line rental expense in accordance with paragraph 15 of SFAS 13. Expand the footnote to specifically disclose, if true, this accounting treatment in view of the lease terms.

      ANSWER: The Company's policy is to straight-line rental expense in accordance with paragraph 15 of SFAS 13. Expanded footnote disclosure will be provided in future filings as requested.

Securities and Exchange Commission
Page 3
September 8, 2005


Other

4.    COMMENT:    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

                  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

                        o the company is responsible for the adequacy and accuracy of the disclosure in the filings;

                        o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

                        o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      ANSWER:     The Company acknowledges that:

                        o the company is responsible for the adequacy and accuracy of the disclosure in the filings;

                        o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

                        o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      Please do not hesitate to contact the undersigned if you have any comments or questions.

                                               Very truly yours,

                                               IONATRON INC.


                                               By: /s/ Stephen McCommon
                                                   -----------------------------
                                                   Stephen McCommon
                                                   Vice President of Finance and
                                                   Chief Accounting Officer